

08027772

UNITED STATES
~~SECU~~RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 9 2008

Washington, DC

SEC FILE NUMBER
8-48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teckmeyer Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
_____
(No. and Street)

OMAHA   NEBRASKA   68137
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANA F. COLE & COMPANY, LLP
_____
(Name – if individual, state last, first, middle name)

1248 O STREET, SUITE 500	LINCOLN	NE	68508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, THOMAS M. TECKMEYER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, L.L.C. , as of DECEMBER 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 27, 2011

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2007

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, L.L.C. as of December 31, 2007, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
February 28, 2008

1

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash in bank	12,694
Temporary investments	95,562
Commissions receivable	66,374
Interest receivable	3,389
Other receivables	562
Prepaid expenses	22,768
Total current assets	201,349
FURNITURE AND EQUIPMENT	
Furniture and fixtures	44,977
Office equipment	12,277
Computer equipment	23,112
	80,366
Less accumulated depreciation	(52,402)
Total furniture and equipment	27,964
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	254,313

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	11,313
Salaries and commissions accrued	63,295
Taxes accrued	9,328
Total current liabilities	83,936
MEMBERS' EQUITY	
Members' equity	170,377
TOTAL LIABILITIES AND MEMBERS' EQUITY	254,313

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2007

REVENUES	
Commissions and fees	1,462,887
EXPENSES	
Advertising	9,939
Commissions	811,355
Computer expense	20,163
Contract labor	4,800
Correspondent fees	48,346
Depreciation	3,330
Donations	16,400
Dues and subscriptions	1,759
Entertainment	7,878
Insurance	40,394
Miscellaneous	528
Outside services	2,711
Pension expense	5,640
Postage	2,943
Printing	3,362
Professional fees	3,657
Registrations and permits	481
Regulatory expenses	16,125
Rent	49,108
Repairs and maintenance	7,530
Salaries	280,167
Special events - clients	920
Supplies	3,213
Taxes	41,966
Telephone	12,142
Training	9,955
Total expenses	1,404,812
LOSS FROM OPERATIONS	58,075
OTHER INCOME (EXPENSE)	
Other income	37,905
Interest income	45,757
Gain (loss) on disposal of assets	(45)
Total other income (expense)	83,617
NET INCOME	141,692
MEMBERS' EQUITY, beginning	142,185
Withdrawals	(113,500)
MEMBERS' EQUITY, ending	170,377

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2007

SUBORDINATED LIABILITIES, January 1, 2007   - 0 -

    Increases
      None   - 0 -

    Decreases
      None   - 0 -

SUBORDINATED LIABILITIES, December 31, 2007   - 0 -

See accompanying notes to financial statements.

4

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	1,461,816
Other income received	37,905
Interest received	44,149
Cash provided by operating activities	1,543,870
Cash paid for salaries and commissions	1,072,618
Cash paid for operating expenses	300,731
Cash disbursed for operating activities	1,373,349
Net cash provided by operating activities	170,521
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(23,598)
Net cash used in investing activities	(23,598)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(113,500)
Net cash used in financing activities	(113,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,423
CASH AND CASH EQUIVALENTS, beginning of year	74,833
CASH AND CASH EQUIVALENTS, end of year	108,256

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2007

Reconciliation of Net Income to Net Cash
  Provided by Operating Activities

Net income	141,692
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation and amortization	3,330
Loss on disposal of assets	45
(Increase) Decrease in:	
Commissions receivable	(1,071)
Interest receivable	(1,608)
Other receivables	1,498
Prepaid expenses	(1,616)
Increase (Decrease) in:	
Accounts payable	3,595
Salaries and commissions accrued	18,904
Taxes accrued	5,752
Total adjustments	28,829
Net cash provided by operating activities	170,521

See accompanying notes to financial statements.

6

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the re-porting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt secu-rities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allow-ance for bad debts is considered necessary at year end.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and re-lated accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Income Taxes

For 2006 and prior years, the Company was treated as a partnership for federal income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

During 2007 the Company elected, with the consent of the shareholders, to be treated as an S Corporation for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $9,939 for the year ended 2007.

Compensated Absences

Full-time, year around employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2007 was deemed immaterial and not accrued.

NOTE 2.   TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3.   LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 29, 2008. A new lease expiring February 28, 2011 has been signed.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2007:

2008	52,788
2009	53,592
2010	53,592
2011	8,932

NOTE 4.   RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $5,640 for 2007.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $92,227 which was $42,227 in excess of its required net capital. The Company's net capital ratio was 0.91 to 1.

NOTE 6.   BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one year periods.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2007

NET CAPITAL

Total members' equity		170,377
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		170,377

Add:
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		170,377

Deductions and/or charges
A. Nonallowable assets		
Other receivables	562	
12b-1 and insurance fees receivable	21,320	
Prepaid expenses	22,768	
Furniture and equipment	27,964	
Investments	435	
B. Other deductions and/or charges		
Insurance	4,000	77,049
Net capital before haircuts on securities positions		93,328

Haircuts on securities
A. Trading and investment securities		
Other securities	1,101	
B. Other		
Certificate of deposit		1,101

NET CAPITAL		92,227

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition	
Accounts payable	11,313
Salaries and commissions accrued	63,295
Taxes accrued	9,328
Items not included in statement of financial condition	
None	
Total aggregate indebtedness	83,936

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital required
        Company   50,000

    Excess net capital at 1500%   42,227

    Excess net capital at 1000%   83,833

    Ratio: Aggregate indebtedness to net capital   .91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
    Net capital, as reported in Company's Part II (unaudited)
        FOCUS report   92,414
    Audit adjustments:
        Increase in taxes accrued   (187)

    Net capital per audited financial statements   92,227

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF DECEMBER 31, 2007

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

In planning and performing our audits of the financial statements of Teckmeyer Financial Services, L.L.C., as of and for the years ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lincoln, Nebraska
February 28, 2008

END